SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                    Commission File Number
333-59525-01

                           NOTIFICATION OF LATE FILING

(Check One):[ X ]       Form 10-K     [  ]Form 11-K  [           ]Form 20-F
[            ] Form 10-Q  [           ]Form N-SAR

For Period Ended:                 June 30, 1998

      [  ]Transition Report on Form 10-K       [  ]Transition  Report  on Form
10-Q
      [  ]Transition Report on Form 20-F       [  ]Transition  Report  on Form
N-SAR
      [  ]Transition Report on Form 11-K

For the Transition Period Ended:

 Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





                         Part I. Registrant Information

Full name of registrant: PlayStar Wyoming Holding Corp.

Former name if applicable:    PlayStar Corporation

Address of principal executive office (Street and number):
60 Nevis Street, 2nd Floor

City, State and Zip Code:
St. John's, Antigua West Indies


                        Part II. Rule 12b-25 (b) and (c)

      If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                               Part III. Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            Registrant's Form 10-K for the fiscal year ended June 30, 1998 could not be filed on a timely basis because the audit of the Company's financial statements has not been completed as a result of extensive corporate changes resulting from the reincorporation of PlayStar Corporation, the Registrant's predecessor, as the Registrant. In connection with the reorganization of the Company, the Company devoted its resources and efforts to completion of the reincorporation and related registration statement. Accordingly, the Registrant's books for the fiscal year end could not be closed without unreasonable effect or expense.



                           Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification

         William F.E. Tucker               (268) 562-0073
               (Name)                      (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                                    [ X ]   Yes[   ]    No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ X ]   Yes[   ]    No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     PlayStar Wyoming Holding Corp.
              (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 29, 1998            By  /s/William F.E. Tucker
      --------------------             -----------------------
                                    Name:  William F.E. Tucker
                                    Title: Chairman and Chief Executive
                                             Officer

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


                           PART IV - OTHER INFORMATION
                                  (Attachment)


     It is anticipated that a significant decrease in results of operations from the corresponding period last year will be reflected by the earnings statement to be included in the subject report. The Company is a start-up company and has not commenced operations as of yet. Therefore, the Company has incurred all start-up costs and expenses and earned no income. The Company anticipates that it will incur a net loss for the fiscal year ended June 30, 1998; however, the amount cannot be determined at this time since the Company's accounting books have not been closed.

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